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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 1 )


                             SAFLINK CORPORATION
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                               (Name of Issuer)

                   Common Stock, par value $0.01 per share
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                        (Title of Class of Securities)

                                 786578 10 4
                    ------------------------------------
                                (CUSIP Number)

                               Glenn Argenbright
                            Jotter Technologies Inc.
                             9595 Harbour Bay Place
                              Elk Grove, CA 95758
                                  916-691-6917
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 5, 2001
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           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 7 8 6578 10 4

(1)  Name of Reporting Persons
        S.S. or I.R.S. Identification No. of Above Persons       Jotter Technologies Inc.
                                                                 86-0949228

-----------------------------------------------------------------------------------------


(2)  Check the Appropriate Box if a Member   (a)
     of a Group  (See Instructions)          (b)
-----------------------------------------------------------------------------------------

(3)  SEC Use Only

-----------------------------------------------------------------------------------------
(4)  Source of Funds                                             OO

-----------------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)
-----------------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization                        Delaware

-----------------------------------------------------------------------------------------
Number of Shares                    (7)  Sole Voting Power              0
Beneficially Owned
by Each Reporting                   (8)  Shared Voting Power     5,100,000
Person With
                                    (9)  Sole Dispositive Power  5,100,000

                                    (10) Shared Dispositive Power       0
-----------------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

        5,100,000 shares

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(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain
        Shares
-----------------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)          16.3%
-----------------------------------------------------------------------------------------
(14) Type of Reporting Person                                    CO


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        Jotter Technologies Inc., a Delaware corporation ("Jotter"), hereby amends its Schedule 13D as filed on April 2, 2001 (the "Schedule 13D") with respect to the Common Stock, par value $.01 per share ("Common Stock"), of SAFLINK CORPORATION, a Delaware corporation ("SAFLINK").


ITEM 4.        PURPOSE OF TRANSACTION

        The Schedule 13D is amended by adding the following to the end of Item
4:

        In connection with the SAFLINK's Series E Preferred Stock and Warrant financing, which closed on June 5, 2001, Jotter entered into a Voting Agreement ("Voting Agreement") on May 25, 2001, with RMS Limited Partnership, a Nevada limited partnership ("RMS"), whereby Jotter agrees to vote in tandem with and in like manner as and as directed by RMS (or its designee) for the election of directors of SAFLINK and on all other matters which may be presented at any meeting of the shareholders of SAFLINK or with respect to which the consent of the shareholders of SAFLINK is sought.

        The description of the Voting Agreement contained herein is qualified in its entirety by reference to the complete text of such agreement attached hereto as Exhibit 1 and incorporated herein by reference.


ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

        The Schedule 13D is amended by replacing Item 5 with the following:

        The information set forth or incorporated by reference in Items 3 and 4 is hereby incorporated herein by reference.

        (a) Jotter beneficially owns a total of 5,100,000 shares of SAFLINK. In addition, Jotter has agreed to convert a promissory note of SAFLINK into 1,670,117 shares of Common Stock. SAFLINK currently has 31,304,195 shares of Common Stock outstanding. Jotter, therefore, is the beneficial owner of 16.3 percent of the outstanding Common Stock of SAFLINK, and will be the beneficial owner of 21.6 percent in the event the SAFLINK stockholders approve the conversion of the note into 1,670,115 shares of Common Stock. Pending stockholder approval, which SAFLINK will seek at its next annual meeting, Jotter beneficially owns 5,100,000 shares of Common Stock.

        (b) Jotter has agreed to permit RMS to direct the voting of the shares of Common Stock beneficially owned by Jotter. Jotter has sole dispositive power with respect to the Shares.

        (c) Other than the transactions described in Item 4, no other transactions in shares of Common Stock by Jotter were affected during the sixty days prior to the date of this statement.

        (d)-(e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Schedule 13D is amended by adding the following to the end of Item
6:



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        The information set forth, or incorporated by reference, in Item 4 is hereby incorporated herein by reference. The description of the Voting Agreement contained herein is qualified in its entirety by reference to the complete text of such agreement attached hereto as Exhibit 1 and incorporated herein by reference.


ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.


               Exhibit 1    -     Voting Agreement dated as of May 25, 2001.



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                                  SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 14, 2001





                                            JOTTER TECHNOLOGIES INC.


                                            /s/ Glenn Argenbright
                                            ---------------------
                                            Glenn Argenbright
                                            President